Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

BNN
BUSNINESS NEWS NETWORK

http://www.bnn.ca/Video/player.aspx?vid=552937

Uranium demand to outstrip supply, fuelling prices

Tue, Feb 17, 2015 - 12:20 PM

Steve Antony, president and CEO of Energy Fuels and Dennis Higgs, executive chairman of Uranerz, join The Business News to explain why low uranium prices helped prompt the companies' recent merger. They also explain why an expected rise in demand for uranium over the coming years will help fuel prices.

     HOST: The price of uranium's down about 14 percent from the November high. But the market's recently sparked back into life, after years of low prices, triggered, of course, by the Fukushima nuclear disaster.

     Joining us to tell us where they expect uranium prices to go over the next year, the President and CEO of Energy Fuels, Steve Antony, and the Executive Chair of Uranerz is Dennis Higgs. Gentlemen, good to have you with us.

     MR. HIGGS: Thank you.

     MR. ANTONY: Good to be here.

     HOST: Now, as far as the, the acquisition here, the, the purchase, $179 million in stock, why combine now?

     MR. ANTONY: Well, as you well know, these are difficult times in the uranium business. We are in a low environment. And one of the management techniques is to consolidate in that low environment. And that's the reason why we've looked here.

     MR. HIGGS: Sure. You look at a combined entity, the two companies will have the largest resource base -- uranium resource base of any of the U.S. producers.

     So, it gives us staying power. It gives us scalability to take on our existing projects and develop them in the future, as uranium price moves up. And prepares us for -- gives us survival today and, and prepares us for the future.

     HOST: How far down the road before you see that uranium yellow cake price start to tick up again?

     MR. HIGGS: Well, it has been ticking up most recently, actually. We --

     HOST: Um-hmm.

     MR. HIGGS: We've followed all the analysts. We've used some internal analysis on uranium price. We believe the uranium price will increase over the next several years.

     Specifically, you're looking at shortfall -- production shortfalls going into 2018 through '20. And so, we look for a, a bigger increase in uranium price at that time. But I think incremental increases starting most recently and, and through to that, this year and, and going forward.

     MR. ANTONY: And you, you take a look at the basic supply/demand metrics of the industry. You know, and the world, be it little known, is embracing nuclear power, certainly because of its environmentally-friendly nature. And you see a number of builds occurring around the world. There's 70 nuclear power plants currently under construction and more to come.

     HOST: And when a, a plant goes online, and, and even long before it goes --

     MR. ANTONY: Um-hmm.

     HOST: -- online, we, we know that the uranium is such a small cost of an overall --

     MR. ANTONY: Um-hmm.

     HOST: -- nuclear power plant. But the contracts are generally long-term contracts, as opposed --

     MR. ANTONY: Um-hmm.

     HOST: -- to the spot prices we were just showing on the screen. So, give us a sense as to how the combined company will be positioned in a long-term contract environment.

     MR. ANTONY: Um-hmm. Well, of course, utilities do like to enter into long-term contracts, because they obviously -- the capital cost of a nuclear power plant is higher amongst the other fields available.

     So what they do is they go to the market and they look for reliable, de-risk producers that can provide that over a period of time, usually a minimum of five years, which we term a "long-term contract". And they enter into these contracts well before the first megawatt is produced from the power plant.

     MR. HIGGS: As, as a combined -- you know, the two companies right now, combined, have six contracts -- long-term contracts that would carry us through -- or not carry us, I shouldn't say.

     I should say we have contracts that go through 2020. This year, alone, 2015, the two companies, combined, would have about a million pounds under contract.

     MR. ANTONY: Um-hmm.

     MR. HIGGS: The price of those contracts would be about $58 a pound, $59 a pound. So that's about 50-percent higher price than the current spot price. So, we've got good contracts now, and they'll last us for a while.

     HOST: So then, what does 2020 look like to you, when it comes time to renegotiate. We, we know, you know, Raymond James is --

     MR. ANTONY: Um-hmm.

     HOST: -- figuring, even by 2018, we could see $70 a pound --

     MR. ANTONY: Um-hmm.

     HOST: -- for yellow cake.

     MR. ANTONY: Well, that's --

     MR. HIGGS: Sure.

     MR. ANTONY: -- that's what they'll look at. The time -- usually you renegotiate well before the termination of the contract. In our case, probably 18 months.

     HOST: Um-hmm.

     MR. ANTONY: We will negotiate. Reopeners -- or renewals of those contracts. But the big thing is that these supply elements, you know, that we'd be looking at are going to go for five years after that, and at robust prices.

     HOST: On the topic of robust prices, or perhaps the, the lack thereof, I'm curious to know what your take is on substitution fuels. Particularly natural gas, as cheap as it is right now.

     MR. ANTONY: Um-hmm.

     HOST: Even heating oil, for that matter. But, particularly on the nat. gas side, with the lower for longer, is that putting pressure on your right now to, to, to, to be -- to get those contracts, considering --

     MR. ANTONY: Um-hmm.

     HOST: -- it's cheap just to use nat. gas?

     MR. ANTONY: Well, you know, natural gas is a, is a fuel for just a natural gas generation unit.

     HOST: Sure. You can't take on a nuke plant.

     MR. ANTONY: There is no substitute for a nuke plant. So, we don't believe that there's pressure in the long-term to these nuke plants that are being built. Those are the ones that, you know, we deal with and we target in the marketplace.

     MR. HIGGS: If you're looking at natural gas, as well, it's more of a local market. It's a -- U.S. natural gas might be cheaper, say, than in other countries of the world. The strongest new build for nuclear facilities right now is in Asia.

     HOST: China, specifically.

     MR. HIGGS: India, China, China, specifically. Yes.

     MR. ANTONY: Um-hmm.

     HOST: And, and so how do you get into that market in a bigger way, because it's sounds like the tough job isn't for you guys. It's --

     MR. ANTONY: Um-hmm.

     HOST: -- for your sales guy.

     MR. ANTONY: Um-hmm.

     MR. HIGGS: Well, actually, we are not necessarily looking to selling to China right now. Our production, you're looking at the current facilities.

     United States has the largest nuclear fleet of any country in the world, at this time. And domestic production in the United States is only about 10 percent of what the consumption of uranium or, or use of uranium is in the United States.

     So, we've got a very, very large U.S. market through which we can produce and sell into, right in our own backyard. We don't have to look to necessarily sell uranium in China.

     HOST: You don't feel the need to go to China?

     MR. ANTONY: No. I don't feel a need at all, because of the demand side here, and the contracts that have been issued recently are for spot or short-duration contractions.

     HOST: Um-hmm.

     MR. ANTONY: In the U.S. When these utility buyers look down the road and see the market tightening up, they'll come back in for longer contracts. And there's plenty of business to, to capture. It's just going to be at what price. Price drives everything.

     HOST: What about Europe? We know that there's been a pushback on nuclear, particularly Germany --

     MR. ANTONY: Um-hmm.

     HOST: -- etc., because of Fukushima. But there's always been that underlying sentiment that, until the Germans start getting outrageously high electrical bills --

     MR. ANTONY: Um-hmm.

     HOST: -- that's not going to change the sentiment. But once they do, you'll see those nuclear plants start to come back online. Do you want to be positioned to take advantage of that?

     MR. ANTONY: Well, I think we will be positioned to do -- we've had contracts for European utilities in the past. We don't currently have any. But we -- you know, we're used to dealing with the European utility producers.

     HOST: But I suppose, to your point, even if you aren't in regions like Asia, etc., that invisible --

     MR. ANTONY: Um-hmm.

     HOST: -- hand will raise the price globally, so you can capture the benefit, even if you're not in that part of the world.

     MR. ANTONY: Um-hmm. Yes. I believe that's correct.

     HOST: Gentlemen, thank you so much for your time in this, and all the best to you.

     MR. HIGGS: Thank you.

     MR. ANTONY: Thank you.

     HOST: Steve Antony is the President and CEO of Energy Fuels, and Dennis Higgs, the Executive Chairman of Uranerz.

     (End of interview.)

Important Information for Investors and Stockholders

This communication is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.